December 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt

Re:	Midland States Bancorp, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted November 13, 2015
CIK No. 0001466026

Dear Mr. Clampitt:

On behalf of Midland States Bancorp, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 10, 2015 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has confidentially submitted an amendment to the Draft Registration Statement (the “Amendment”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on November 13, 2015; page numbers and other similar references used in the Company’s responses refer to the Amendment.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

200 West Madison Street, Suite 3900  |  Chicago, Illinois 60606  |  T. 312.984.3100  |  F. 312.984.3150  |  bfkn.com

Summary

Our Growth and Earnings, page 4

2.                                      We note the statement that you expect to open a new location in the St. Louis market in 2016.  Briefly describe the anticipated costs to open this new location and indicate the source of funds.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 117 of the Amendment.  As the amount of the anticipated cost to open the new location is not material, the Company respectfully submits that such information is not required to be disclosed in the “Summary” section of the Amendment.

Risks Relating to Our Company, page 8

3.                                      We note the risk factor disclosure on page 24 concerning the possible need to raise additional capital, please clarify here or elsewhere whether management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for the next twelve months.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 24 of the Amendment.

Cautionary Note Regarding Forward-Looking Statements, page 37

4.                                      Please revise to delete references to Sections 27A and 21E or disclose that those sections do not apply to IPO offering like the current offering.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 37 of the Amendment.

Use of Proceeds, page 39

5.                                      We note the disclosure here and in the summary that proceeds will be used to support the growth initiatives of the Bank. Revise your disclosure, as appropriate, to provide specific, detailed disclosure on any plans for particular de novo branches or for expenses facilitating growth for which proceeds may be used. See Item 504 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 39 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 83

6.                                      Please revise to include in tabular format, additional information for each of the periods presented, to disclose, by loan type, the loans acquired, which are accounted for at fair value, and the organically originated loans held in the portfolio.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 84-85 of the Amendment.  The Company advises the Staff that, while it tracks the amount of acquired loans, it does not track organically originated loans, due, in part, to the ambiguity as to whether a subsequent extension, amendment or refinance of an acquired loan should be treated as part of the original acquired loan or as an organically originated loan.  In lieu of this measure, the Company has provided a measure of net growth (attrition) of loans for each of the periods presented, which includes new loan originations and advances on outstanding commitments, net of payments and payoffs, charge-offs of loans and transfers of loans to other real estate owned.

Problem Loans, page 95

7.                                      Please consider revising the table to disclose information relating to both special mention and substandard loans for each of the periods presented as was done for the September 30, 2015 period.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 95 of the Amendment.

Business, page 116

8.                                      Please include a discussion of your market area that includes material demographic information and trends.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 129 of the Amendment.

Our Principal Businesses, page 120

9.                                      Please describe here or with the MD&A loan disclosure beginning on 83 the inherent risks of each loan type, noting which are at higher risk.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 121-123 of the Amendment.

Traditional Community Banking, page 120

10.                               We note the statement in the first sentence: “[O]ur traditional community banking business primarily consists of commercial and retail lending and deposit taking, with a total loan portfolio of $2.0 billion.” The disclosure that follows quantifies and describes only $1.6 billion of loans. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 120 of the Amendment.

Management

Board of Directors, page 142

11.                               Please expand the business experience disclosure for Messrs. McDaniel, McDonnell, Miller and Schiffer to state the date they began their current occupation or to otherwise provide five years of business experience required by Item 401(e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 145-146 of the Amendment.

Executive Compensation, page 152

12.                               We note the description of the cash bonus program on page 153 and that bonuses were paid for 2013 and 2014. Please describe more specifically how these bonuses are determined.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 155 of the Amendment.

Certain Relationships And Related Party Transactions, page 164

Leases, page 166

13.                               Please tell us what consideration you have given to filing the leases with insiders as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the parties to the leases are entities in which insiders have an interest and that the leases are for branches that were acquired in the Heartland Bank acquisition and on terms that the Company believes to be no less favorable to the Company than those that could be obtained in arm’s-length transactions.  See page 169 of the Amendment.  Pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, contracts to which directors or security holders named in the registration statement are parties are required to be filed except where immaterial in amount or significance.  The Company respectfully submits that the leases are immaterial in amount and significance for the reasons noted above, and since the annual rent payable for the leases is approximately $493,880 and $58,044, respectively.

Underwriting, page 181

14.                               Disclose if true that the underwriters are obligated to purchase all of the shares of common stock offered by this prospectus if any of the shares are purchased. Please refer to Item 508(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 184 of the Amendment.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7470.

Sincerely,

/s/ William C. Fay
William C. Fay

cc:	Jeffrey G. Ludwig, Midland States Bancorp, Inc.
Douglas J. Tucker, Midland States Bancorp, Inc.